EXHIBIT 21.1

LIST OF SUBSIDIARIES OF MEDALLION FINANCIAL CORP.

Name	Jurisdiction of Incorporation or Formation
Medallion Funding LLC	New York
Medallion Capital, Inc.	Minnesota
Freshstart Venture Capital Corp.	New York
Medallion Bank	Utah
Medallion Hamptons Holding LLC	Delaware
Taxi Medallion Loan Trust III	Delaware
Medallion Servicing Corp.	Delaware
Medallion Fine Art, Inc.	Delaware